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CUSIP No. 6002551103	Page 1 of 4 Pages
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

MINDARROW SYSTEMS, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
6002551103 (CUSIP Number)
Robert Webber 21120 Main Street, Suite 200 Huntington Beach, California 92648 (714) 536-6200 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 12, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 6002551103	Page 2 of 4 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EastWest Venture Group, L.L.C.

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,171,429

	(8)	Shared Voting Power 5,942,857

	(9)	Sole Dispositive Power 4,171,429

	(10)	Shared Dispositive Power 5,942,857

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,942,857

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) [17.8%]

(14)	Type of Reporting Person (See Instructions) OO

Instructions for Cover Page

(1)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with OTHER persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)
The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 6002551103	Page 3 of 4 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons East-West Capital Associates, Inc.

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,771,428

	(8)	Shared Voting Power 5,942,857

	(9)	Sole Dispositive Power 1,771,428

	(10)	Shared Dispositive Power 5,942,857

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,942,857

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) [17.8%]

(14)	Type of Reporting Person (See Instructions) CO

Instructions for Cover Page

(1)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with OTHER persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)
The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 6002551103	Page 4 of 4 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Merv Adelson

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) 00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,428,571

	(8)	Shared Voting Power 5,942,857

	(9)	Sole Dispositive Power 1,428,571

	(10)	Shared Dispositive Power 5,942,857

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,942,857

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) [17.8%]

(14)	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with OTHER persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)
The 3rd row is for SEC internal use; please leave blank.

Statement on Schedule 13D

        The Reporting Persons (as defined in Item 2) are together making this filing because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Information in respect of each Reporting Person is given by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer.

        The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), issued by MindArrow Systems, Inc., a Delaware corporation (the "Company"), which has its principal executive office at 2120 Main Street, Suite 200, Huntington Beach, California 92648.

Item 2. Identity and Background.

(a)
Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship or place of organization, respectively, of the persons filing this Schedule 13D (the "Reporting Persons" and individually a "Reporting Person").

(b)
The business address for the Reporting Persons is 10900 Wilshire Boulevard, Suite 950, Los Angeles, California 90024.

(c)
EastWest Venture Group, L.L.C. ("EastWest Venture") is primarily a venture capital investment entity focused on media, commerce and communications. East-West Capital Associates, Inc. ("East-West Capital") served as the lead investor in the purchase of the Common Stock of the Company by negotiating the terms of the transaction, conducting due diligence and is currently providing advisory and consulting advice to the Company and is the manager of EastWest Venture. Merv Adelson is a founder of EastWest Venture, the founder and the Chairman and Chief Executive Officer of East-West Capital, and an investor in EastWest Venture, personally and through a family limited partnership.

(d)
No person listed in Item 2 of this Statement on Schedule 13D has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No person listed in Item 2 of this Statement on Schedule 13D has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On May 10, 2002, East-West Capital received an exclusivity warrant (the "Exclusivity Warrant") to purchase 1,500,000 shares of Common Stock in consideration for entering into the term sheet for the Common Stock financing. On June 12, 2002, East-West Capital assigned a portion of the Exclusivity Warrant to other investors, including EastWest Venture, whereby East-West Capital retained the right to purchase 871,428 shares of Common Stock pursuant to a June 12, 2002 Exclusivity Warrant. On June 12, 2002, East-West Capital, received a warrant to purchase 900,000 shares of Common Stock (the "Advisory Warrant") in consideration for advice to be rendered by EastWest Venture regarding any potential acquisition by the Company pursuant to the Advisory Agreement dated June 12, 2002. On June 12, 2002, East-West Capital, received a warrant to purchase 3,600,000 shares of Common Stock (the "Consulting Warrants") in consideration for advice to be rendered by East-West Capital regarding strategic alliances pursuant to the Strategic Consulting Agreement dated June 12, 2002.

        On June 12, 2002, East-West Capital assigned a portion of the Exclusivity Warrant to EastWest Venture and EastWest Venture received an Exclusivity Warrant to purchase 521,429 shares of Common Stock. On June 12, 2002, EastWest Venture purchased 3,650,000 shares of the Common Stock at a purchase price of $0.40 per share for cash consideration. For every 4 shares of Common Stock of the Company purchased by EastWest Venture, EastWest Venture received one warrant to purchase one share of Common Stock (the "Reset Warrants"), therefore EastWest Venture received Reset Warrants to purchase 912,500 shares of Common Stock. East-West Capital may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Stock owned by EastWest Venture. East-West Capital disclaims beneficial ownership of the shares beneficially owned by EastWest Venture described above. Merv Adelson may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Stock owned by EastWest Venture and East-West Capital. Merv Adelson disclaims beneficial ownership of the shares other than the 1,428,571 shares of Common Stock disclosed in Rows 7 and 9 of the cover page for Merv Adelson.

Item 4. Purpose of Transaction.

        Reference is made to Item 3. The Reporting Persons acquired the Common Stock held by it to obtain an equity interest in the Company.

        If all conditions to closing are satisfied under the Securities Purchase Agreement dated June 12, 2002 ("Securities Purchase Agreement"), EastWest Venture intends to acquire up to 3,100,000 shares of Common Stock at a purchase price of $0.40 per share at a second closing (the "Second Closing") for cash consideration. The Second Closing will occur after shareholder approval is obtained by the Company for the additional issuance of shares of Common Stock but shall be no later than July 31, 2002. With the purchase of additional shares of Common Stock, EastWest Venture will also receive a Reset Warrant to purchase 775,000 shares of Common Stock.

        East-West Capital will receive a Consulting Warrant to purchase an additional 2,400,000 shares of Common Stock and an Advisory Warrant to purchase 600,000 shares of Common Stock at the Second Closing, in consideration for consulting and advisory services as described in Item 3.

        Upon approval by the shareholders of the Company for additional issuance of the Company's Common Stock and if all conditions to a closing substantially similar to the terms in the Securities Purchase Agreement, the Board of Directors has the right to demand that East-West Capital, or its assignee, purchase an additional 2,500,000 shares of Common Stock pursuant to the Securities Purchase Agreement. If the Board of Directors, makes such a demand on East-West Capital, East-West Capital will also receive Reset Warrants to purchase 625,000 shares of Common Stock.

        As set forth in the Investors' Rights Agreement (the "Investors' Rights Agreement"), the Company has agreed to recommend that one member of the Board of Directors resign and that the Board of Directors appoint Merv Adelson and another nominee of East-West Capital to the Board of Directors to fill an existing vacancy and the new vacancy from the resignation of a current director. Merv Adelson was elected as a director of the Company on June 12, 2002. EastWest Venture and East-West Capital and the other parties to the Investors' Rights Agreement have agreed to vote their shares of Common Stock for the two directors designated by East-West Capital. Pursuant to the Investors' Rights Agreement, the Company also agrees to nominate two of the remaining five seats to be filled by independent directors. The Company is obligated to use its reasonable best efforts to cause East-West Capital's designees to be elected, including recommending to its Board of Directors the inclusion of East-West Capital's designees in the slate of nominees recommended by the Board to the Company's stockholders. East-West Capital's right to designate directors for election to the Company's Board of Directors will terminate if less than fifty percent (50%) of the original number of shares of Common Stock issued to the Investors (as that term is defined in the Investors' Rights Agreement) under the Securities Purchase Agreement are held by the Investors. The Company has also agreed that the

Compensation Committee of the Board of Directors shall consist of the two directors recommended by East-West Capital and one independent director and that the Audit Committee shall consist solely of independent directors.

        Except as described above, none of the Reporting Persons has plans or proposals which relate or would result in:

(1)
the acquisition by any person of additional securities of the Company or the disposition of additional securities of the Company;

(2)
an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, involving the Company or any of its subsidiaries;

(3)
the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(4)
any change in the present board of directors or management of the Company except as described above;

(5)
any material change in the Company's present capitalization or dividend policy;

(6)
any other material change in the Company's business or corporate structure;

(7)
changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)
a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)
any action similar to any of those enumerated above.

        The Reporting Persons intend to continually review the Company's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Common Stock either in the open market or in privately negotiated transactions or selling its shares of Common Stock either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of the Reporting Persons alone or with other persons.

Item 5. Interest in Securities of the Issuer.

(a)
Reference is made to rows (11) and (13) on the cover page for each Reporting Person. Such shares reported by EastWest Venture include 521,429 shares of the Common Stock issuable upon the exercise of the Exclusivity Warrants. Such shares reported by East-West Capital includes 871,428 shares of Common Stock issuable upon the exercise of the Exclusivity Warrants and 900,000 shares issuable upon the exercise of the Advisory Warrants.

(b)
Reference is made to Item 4. East-West Capital has shared power with EastWest Venture to vote and dispose of all of the shares of Common Stock that are owned by the EastWest Venture and East-West Capital.

(c)
In the past 60 days, none of the Reporting Persons has engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported on.

(d)
Merv Adelson will benefit economically from the Common Stock held by East-West Capital and from his interest in EastWest Venture as disclosed in Rows 7 and 9 of Merv Adelson's cover page.

(e)
Not applicable.

Item 6. Contract Arrangements, Understandings or Relationships With Respect to Securities of the Company.

        Reference is made to Item 3 and Item 4. Under the Exclusivity Warrant, EastWest Venture has the right to purchase, at any time and from time to time, in whole or in part, 521,429 shares of Common Stock at an exercise price of $0.50 per share, subject to adjustment in certain events, which right will expire on May 10, 2005. Under the Reset Warrant, EastWest Venture has the right to purchase, at any time and from time to time, in whole or in part, 912,500 shares of Common Stock at an exercise price of 60% of the average closing price during such trading period per share, subject to adjustment in certain events, which right will expire on June 12, 2003. Notwithstanding the foregoing, the Reset Warrant shall not be exercisable until the Common Stock trades for 20 consecutive trading days at an average closing price of less than $0.40 per share.

        Under the Exclusivity Warrant, East-West Capital has the right to purchase, at any time and from time to time, in whole or in part, 871,428 shares of Common Stock at an exercise price of $0.50 per share, subject to adjustment in certain events, which right will expire on May 10, 2005. Under the Advisory Warrant, East-West Capital has the right to purchase, at any time and from time to time, in whole or in part, 900,000 shares of Common Stock at an exercise price of $0.50 per share, subject to adjustment in certain events, which right will expire on June 12, 2005. Under the Consulting Warrant, East-West Capital has the right to purchase, at any time and from time to time, in whole or in part, in increments of 1,200,000 shares of Common Stock every six (6) months at exercise prices of $0.75, $1.00, and $1.25 per share, respectively, subject to adjustment in certain events, which right will expire on or before the third anniversary of the staggered date of exercisablility of each warrant. Notwithstanding the foregoing, the 1,200,000 warrants exercisable at $.75 per share shall only become exercisable if and when the Common Stock trades for 20 consecutive trading days above an average closing price of $1.50 per share.

        Under Section 3.2 of the Investors' Rights Agreement, the Company must obtain the prior written approval of East-West Capital before certain actions, including the issuance, sale, redemption of repurchase of any of the Company's securities, except for the issuance and sale of securities pursuant to the Securities Purchase Agreement. East-West Capital's rights under Section 3.2 of the Investors' Rights will terminate if less than fifty percent (50%) of the original number of shares of Common Stock issued to the Investors under the Securities Purchase Agreement are held by the Investors.

Item 7. Materials to be Filed as Exhibits.

        Reference is made to Exhibits 10.1 to 10.9 of Form 8-K current report dated June 12, 2002 and such exhibits are incorporated herein.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2002

EastWest Venture Group, L.L.C.

By: /s/ MERV ADELSON

        Merv Adelson, Manager

East-West Capital Associates, Inc.

By: /s/ MERV ADELSON

        Merv Adelson, Chairman and President

EXHIBIT INDEX

        Reference is made to Exhibits 10.1 to 10.9 of Form 8-K current report dated June 12, 2002 and such exhibits are incorporated herein.

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